UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended:	March 31, 2021

[ ]	Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lazydays Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

6130 Lazy Days Blvd.

Address of Principal Executive office (Street and Number)

Seffner, Florida 33584

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 12, 2021, the U.S. Securities and Exchange Commission (the “SEC”) issued a statement (the “SEC Statement”) on the accounting and reporting considerations for warrants issued by SPACs entitled, “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)”. The SEC Statement discussed certain features of warrants issued in SPAC transactions that are common across many entities. The SEC Statement indicated that when one or more of such features is included in a warrant, the warrant should be classified as a liability at fair value, with changes in fair value each period reported in earnings.

Following consideration of the guidance in the SEC Statement, Lazydays Holdings Inc. (the “Company”) has concluded that certain of its warrants should have been classified as liabilities and, accordingly, the Company’s previously issued consolidated financial statements as of and for the years ended December 31, 2020 and 2019 included in its Annual Report on Form 10-K for the year ended December 31, 2020 and the unaudited condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020 should be restated.

The Company intends to file restated financial statements as of and for the years ended December 31, 2020 and 2019 in Amendment No. 1 to its Annual Report on Form 10-K/A (the “Restatement”) as soon as possible. The relevant unaudited interim financial information for each of the quarters ended during the year ended December 31, 2020 will also be provided in the Form 10-K/A. The Company intends to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Quarterly Report”) following the filing of the Form 10-K/A.

As a result of the considerable time and dedication of resources required to complete the Restatement, the Company is unable to file the Quarterly Report within the prescribed time period without unreasonable effort or expense.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company’s ability to file the Form 10-K/A as soon as possible. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company’s ability to complete the Restatement and the Quarterly Report, including the financial statements for the fiscal quarter ended March 31, 2021, the possibility that it will not be able to do so within the anticipated time period and other risks detailed in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this Notification of Late Filing on Form 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nicholas Tomashot, Chief Financial Officer	813	204-4374
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Restatement, the Company expects to recognize incremental non-operating expenses or gains which will fluctuate based on the change in the fair value of the outstanding warrants classified as liabilities. The Restatement is expected to result in an impact to net income from incremental non-operating losses of $6.0 million to $6.5 million for the three months ended March 31, 2021 and gains of $350 thousand to $400 thousand for the three months ended March 31, 2020. While the Company has not finalized net income for such periods, it expects that net income for the three months ended March 31, 2021 will still exceed net income for the three months ended March 31, 2020, after the impact of the changes in the non-operating losses and gains related to the change in fair value of warrant liabilities.

The Company expects that there will be no impact to its historically reported cash and cash equivalents, cash flows from operating, investing or financing activities or net leverage ratio. The Company also expects there will be no changes to its non-GAAP financial measures, including adjusted EBITDA.

All estimates contained in this report are subject to change as management completes the Restatement and the Quarterly Report, and the Company’s independent registered accounting firm has not audited or reviewed these estimates or ranges. An audit of annual financial statements and/or review of quarterly financial statements could result in material changes to these ranges and estimates.

Lazydays Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2021	By:	/s/ Nicholas Tomashot
	Name:	Nicholas Tomashot
	Title:	Chief Financial Officer